FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 3

Asset Protection
Scheme

Appendix 3 Asset Protection Scheme

THE ASSET POOLS TO BE COVERED BY THE ASSET PROTECTION SCHEME WERE ONLY AGREED VERY RECENTLY. THE DATA FOR 30 SEPTEMBER 2009 ARE ESTIMATES AND ACTUAL NUMBERS WILL BE PROVIDED IN THE CIRCULAR TO SHAREHOLDERS.

Appendix 3 Asset Protection Scheme

1. Summary of APS revisions

	Original APS	Revised APS

Capital injection	£19.5 billion	£25.5 billion
Contingent capital reserve	£6.0 billion	£8.0 billion, (fee of 4% p.a.)
Details on Insurance cover:
Covered assets at 31 December 2008	£325 billion	£282 billion
RWA relief at 30 June 2009	£149.6 billion	£140.7 billion

First loss	£42.2 billion	£60.0 billion
- provisions recorded at 31 December 2008	£22.7 billion	£21.3 billion
- remaining	£19.5 billion	£38.7 billion

Fees:
- base	£6.5 billion	£700 million p.a. (2009 to 2011), £500 million thereafter

- in deferred tax assets ('DTA') give up	£5.2 billion historical plus DTA on future tax losses	Nil

Termination rights	Limited	At any time provided FSA stress test framework is met

Exit fees	Negotiable	£2.5 billion less cumulative fees paid

FSA stress test	Meets FSA framework	Meets FSA framework

Key messages:

·
RBS continues to meet the FSA stress test framework
·
RBS is exposed to higher credit losses and less capital relief under revised APS
·
However, RBS will have more capital to serve as offsets through:
(a)    lower fees and retention of deferred tax assets
(b)    issuance of additional B shares
(c)    access to contingent capital
·
Original APS structure provided higher equivalent capital benefits relative to 8% CT1 target than revised APS because of the way the securitisation formula works. Lower deductible policy resulted in lower capital charges through the period as the first loss is fully utilised.

Appendix 3 Asset Protection Scheme

2. Asset coverage

2.1 Roll forward of covered assets to 30 June 2009

£bn

Covered assets at 31 December 2008 - as announced on 26 February 2009	325.0
Asset pool refinements	(9.2)

Covered assets at 31 December 2008 - as published on 7 August 2009	315.8
Refinements and exclusions
o asset pool refinements	(1.1)
o credit derivative product companies	(7.2)
o derivatives buffer	(4.8)
o conduits	(6.3)
o reverse repurchase agreements	(5.2)
o assets potentially eligible for other sovereign schemes	(6.9)
o other asset removals	(2.8)

Covered assets at 31 December 2008 - as announced on 3 November 2009	281.5
Disposals, rollovers and repayments	(12.9)
Effect of foreign currency movements	(14.8)
Amortisations and other movements	(11.0)

Covered assets at 30 June 2009	242.8

Removals are a function of  ineligibility in line with the Scheme rules, operational complexity, eligibility for other sovereign schemes and more economic forms of covering risk.

Appendix 3 Asset Protection Scheme

2. Asset coverage
(continued)

2.2 Covered assets* at 30 June 2009 and 31 December 2008

The tables below show balances by asset classes, as defined by the Scheme, with underlying product categories, at 30 June 2009 and 31 December 2008.

	Carrying value (1)	Provisions and adjustments to par value	Par value	Undrawn commitments, and other adjustments (2)	Covered amount
	£m	£m	£m	£m	£m
30 June 2009	(a)	(b)	(c)=(a)+(b)	(d)	(e)=(c)+(d)

Residential mortgages	15,052	204	15,256	10	15,266

Consumer finance	17,944	2,405	20,349	2,361	22,710
Personal loans	8,203	1,864	10,067	1,395	11,462
Business and commercial loans	9,741	541	10,282	966	11,248

Commercial real estate finance	33,241	1,179	34,420	4,727	39,147

Leveraged finance	14,549	3,820	18,369	5,201	23,570

Lease finance	4,945	331	5,276	614	5,890

Project finance	1,535	24	1,559	312	1,871

Structured finance	16,782	7,523	24,305	4,397	28,702
Structured loans	11,188	743	11,931	3,002	14,933
Asset-backed securities	5,594	6,780	12,374	1,395	13,769

Loans	42,201	4,008	46,209	23,795	70,004

Bonds (3)	719	(8)	711	21	732

Derivatives	13,231	7,178	20,409	14,464	34,873
Monoline insurers	4,104	6,845	10,949	8,832	19,781
Other counterparties	9,127	333	9,460	5,632	15,092

Total	160,199	26,664	186,863	55,902	242,765

UK Retail	16,909	1,772	18,681	1,363	20,044
UK Corporate	33,608	504	34,112	13,245	47,357
Global Banking & Markets	33,023	1,453	34,476	20,035	54,511
Ulster	10,170	210	10,380	829	11,209
Non-Core	66,489	22,725	89,214	20,430	109,644

	160,199	26,664	186,863	55,902	242,765

Loans and advances	142,455	10,914	153,369	40,022	193,391
Debt securities	6,313	6,772	13,085	1,416	14,501
Derivatives	11,431	8,978	20,409	14,464	34,873

	160,199	26,664	186,863	55,902	242,765

Appendix 3 Asset Protection Scheme

4. Asset coverage
(continued)

2.2 Covered assets* at 30 June 2009 and 31 December 2008
(continued)

	Carrying value (1)	Provisions and adjustments to par value	Par value	Undrawn commitments and other adjustments (2)	Covered amount
	£m	£m	£m	£m	£m
31 December 2008	(a)	(b)	(c)=(a)+(b)	(d)	(e)=(c)+(d)

Residential mortgages	15,283	144	15,427	-	15,427

Consumer finance	20,297	2,003	22,300	2,085	24,385
Personal loans	9,544	1,687	11,231	1,440	12,671
Business and commercial loans	10,753	316	11,069	645	11,714

Commercial real estate finance	41,367	975	42,342	9,077	51,419

Leveraged finance	16,290	2,944	19,234	5,112	24,346

Lease finance	5,880	236	6,116	890	7,006

Project finance	1,642	58	1,700	414	2,114

Structured finance	19,478	7,047	26,525	5,700	32,225
Structured loans	12,674	261	12,935	3,294	16,229
Asset-backed securities	6,804	6,786	13,590	2,406	15,996

Loans	55,537	1,373	56,910	27,510	84,420

Bonds (3)	1,285	(103)	1,182	65	1,247

Derivatives	21,068	6,575	27,643	11,272	38,915
Monoline insurers	5,620	5,892	11,512	10,758	22,270
Other counterparties	15,448	683	16,131	514	16,645

Total	198,127	21,252	219,379	62,125	281,504

UK Retail	18,186	1,565	19,751	1,415	21,166
UK Corporate	39,191	330	39,521	12,165	51,686
Global Banking & Markets	49,487	2,142	51,629	23,415	75,044
Ulster	11,772	167	11,939	1,163	13,102
Non-Core	79,491	17,048	96,539	23,967	120,506

Total	198,127	21,252	219,379	62,125	281,504

Loans and advances	168,970	7,994	176,964	48,382	225,346
Debt securities	8,089	6,683	14,772	2,471	17,243
Derivatives	21,068	6,575	27,643	11,272	38,915

Total	198,127	21,252	219,379	62,125	281,504

Notes:

(1)	Carrying value represents the amounts recorded on the balance sheet and includes assets classified as loans and receivables, fair valued through profit or loss and available-for-sale
(2)
Other adjustments include:  add-back of available-for-sale reserves (taken through equity) and adjustment to covered amounts for derivatives (for 30 June 2009 only) and rollovers and refinancing (for 30 June 2009 only)

(3)	Comprises non asset-backed securities

*Detailed information is presented as at 30 June 2009 and 31 December 2008. Information as at 30 September 2009 is being updated for incorporation in the APS shareholder circular.

Appendix 3 Asset Protection Scheme

2. Asset coverage
(continued)

2.3 Credit impairments and write downs

Cumulative credit impairment losses and adjustments to par value relating to covered assets are set out below:

	Closing balance
	30 June 2009	31 December 2008
	£m	£m

Loans and advances	10,914	7,994
Debt securities	6,772	6,683
Derivatives	8,978	6,575

Total	26,664	21,252

UK Retail	1,772	1,565
UK Corporate	504	330
Global Banking & Markets	1,453	2,142
Ulster	210	167
Non-Core	22,725	17,048

	26,664	21,252

2.4 Risk elements in lending and potential problem loans

Risk elements in lending (REILs) and potential problem loans (PPLs) for the Group and the amount relating to assets in the Scheme are set out below.

	30 June 2009		31 December 2008
	Group	APS	Group	APS
	£m	£m	£m	£m

Non-performing loans	27,229	20,627	17,082	12,679
Other REIL	3,500	2,900	1,709	1,498

Total REIL	30,729	23,527	18,791	14,177
PPLs	296	239	226	187

REIL and PPLs	31,025	23,766	19,017	14,364

Core	10,364	6,711
Non-Core	20,661	17,055

	31,025	23,766

Key points:
·
More than 75% of the Group's REILs and PPLs relate to assets in the Scheme.
·
Of the REILs and PPLs in Non-Core, more than 80% were in APS.

Appendix 3 Asset Protection Scheme

2. Asset coverage
(continued)

2.5 Credit quality

The internal reporting and oversight of risk assets principles are set out in the Group 2008 Report and Accounts credit risk section on page 90.  The table below shows the credit quality of the Group's credit risk assets by risk bands and the proportion relating to assets in the Scheme.

		30 June 2009		31 December 2008
Asset quality band	Probability of default	Group	% relating to assets in the Scheme	Group	% relating to assets in the Scheme
		£bn		£bn

AQ1	0% - 0.034%	109	2%	127	3%
AQ2	0.034% - 0.048%	20	9%	26	16%
AQ3	0.048% - 0.095%	33	10%	38	17%
AQ4	0.095% - 0.381%	114	16%	150	15%
AQ5	0.381% - 1.076%	121	26%	148	28%
AQ6	1.076% - 2.153%	99	32%	103	36%
AQ7	2.153% - 6.089%	49	45%	46	52%
AQ8	6.089% - 17.222%	25	42%	26	46%
AQ9	17.222% - 100%	17	55%	12	69%
AQ10	100%	33	81%	18	72%
Other (1)		38	5%	41	8%

		658	24%	735	24%

Notes:

(1)
'Other' largely comprises assets covered by the standardised approach for which a probability of default (PD) equivalent to those assigned to assets covered by the internal ratings based approach is not available.

(2)	Reverse repurchase agreements, carrying value relating to net derivative positions and issuer risk relating to debt securities are excluded from both Group numbers and APS covered assets above.

Over 80% of Group's credit risk assets with 100% probability of default are in the Scheme.

2.6 Risk-weighted assets

Risk-weighted assets (RWAs) were as follows:

	30 September 2009		30 June 2009		31 December 2008
	£bn	%	£bn	%	£bn	%
APS	166.5	28	140.7	26	158.7	27
Non APS	428.2	72	406.6	74	419.1	73
Group	594.7	100	547.3	100	577.8	100

	30 June 2009
	APS	Non APS	Total
Risk-weighted assets by division:	£bn	£bn	£bn
UK Retail	18.3	35.7	54.0
UK Corporate	32.5	57.0	89.5
Global Banking & Markets	29.3	93.1	122.4
Ulster	8.1	18.1	26.2
Other divisions	-	91.1	91.1

Core	88.2	295.0	383.2
Non-Core	52.5	111.6	164.1

Group	140.7	406.6	547.3

Appendix 3 Asset Protection Scheme

3. Basis of asset selection

The selection has been carried out primarily between February and April 2009 and was driven by three principal criteria
(1)   Risk and degree of impairment in base case and stressed scenarios;
(2)   Liquidity of exposure; and
(3)   Capital intensity under procyclicality.

The approach for high volume commercial and retail exposures was on a portfolio basis.  Selection for large corporates and GBM was at the counterparty/asset level.
Set out below are the selection criteria for the affected divisions.

GBM*
·
Banking book:  Selection by individual asset pool (e.g., Corporate loans, Real estate finance, Leveraged finance), Global Restructuring Group (GRG) work-out unit counterparties/assets and high risk counterparties/assets. Additional counterparties/assets were selected through an individual risk review of the total portfolio.
·
Trading book:  Selection by individual assets (e.g., Monolines, Derivatives, Mortgage trading).

UK Corporate*
·
Commercial & Corporate real estate:  All defaulted assets in the work-out/restructuring unit or in high risk bands.
·
Corporate:  All defaulted assets in the work-out/restructuring unit.  Corporate banking clients in high risk sectors or with high concentration risk.
·
Business Banking:  Portfolios in the work out / restructuring unit or in high risk bands.

UK Retail*
·
Mortgages: assets with higher Loan to Values and in higher risk segments (e.g. LTVs >97% on general book, LTVs >85% on buy-to-let book), and those assets in arrears (at 31 December 2008).
·
Loans and overdrafts - higher risk customers based on internal bandings, and those assets in arrears (as at 31 December 2008).

EME* (Corporate & Retail)
·
Mortgages: Assets with greater than 85% LTV, broker mortgages and interest only with a higher probability of default.
·
Retail:  Portfolios of accounts in default, >1 month arrears, <2 years old and a higher probability of default.
·
Corporate:  Counterparties/assets in work-out / restructuring groups or in high risk bands, and other assets identified as part of an individual review of cases.

* including assets transferred to Non-Core division

Appendix 3 Asset Protection Scheme

4. Pro forma capital ratios

30 September 2009 (estimated)	RWAs	Core tier 1 capital	Core tier 1 capital ratio	Tier 1 capital	Tier 1 capital ratio	Total capital	Total capital ratio
	£bn	£bn	%	£bn	%	£bn	%

As reported	594.7	33.0	5.5%	47.6	8.0%	62.1	10.4%

Pro forma effects:
B share issuance		25.5		25.5		25.5

Less
CDS Value		(2.5)		(2.5)		(2.5)
Contingent Capital fee deducted upfront		(1.6)		(1.6)		(1.6)

Capital requirements at 8%		(13.4)
APS coverage benefit at 4%		6.7
Net (BiPru 9) deduction		(6.7)		(6.7)		(6.7)

Tier 2 deduction						(6.7)
RWA relief	(166.5)
	428.2	47.7	11.1%	62.3	14.5%	70.1	16.4%

30 June 2009	RWAs	Core tier 1 capital	Core tier 1 capital ratio	Tier 1 capital	Tier 1 capital ratio	Total capital	Total capital ratio
	£bn	£bn	%	£bn	%	£bn	%

As reported	547.3	35.2	6.4%	49.4	9.0%	64.0	11.7%

Pro forma effects:
B share issuance		25.5		25.5		25.5

Less
CDS Value		(2.5)		(2.5)		(2.5)
Contingent Capital fee deducted upfront		(1.6)		(1.6)		(1.6)

Capital requirements at 8%		(11.2)
APS coverage benefit at 4%		5.6
Net (BiPru 9) deduction		(5.6)		(5.6)		(5.6)

Tier 2 deduction						(5.6)
RWA relief	(140.7)
	406.6	51.0	12.5%	65.2	16.0%	74.2	18.2%

Key messages:

·
CT1, Tier 1 and Total Capital ratios are significantly improved on a pro forma basis
·
Legacy credit losses will be absorbed through higher capital base
·
APS coverage provides capital equivalent benefit versus the RBS Group targeted 8% CT1 ratio of approximately £6.7 billion (30 June 2009:  £5.6 billion) which, net of the valuation of the CDS (minimum fee), is approximately £4.2 billion (30 June 2009:  £3.1 billion).
·
Contingent capital fee for 5 year option deducted upfront

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  06 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat